September 23, 2024

Phillip J. Ahn
Chief Financial Officer
B. Riley Financial, Inc.
11100 Santa Monica Blvd., Suite 800
Los Angeles, CA 90025

        Re: B. Riley Financial, Inc.
            Form 8-K
            Filed April 8, 2024
            File No. 001-37503
Dear Phillip J. Ahn:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences